TABERNA REALTY FINANCE TRUST

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104

(215) 701-9566

June 21, 2006

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Taberna Realty Finance Trust

Form RW—Application for Withdrawal of Registration Statement

(File No. 333-129914)

Ladies and Gentlemen:

Taberna Realty Finance Trust, a Maryland real estate investment trust (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement on Form S-11 (File No. 333-129914), together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2005 (the “Registration Statement”). The Registration Statement is a shelf registration statement intended to register the Registrant’s securities for sale on a continuous or delayed basis pursuant to Rule 415 of the Securities Act. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were issued or sold under the Registration Statement.

The Registrant has entered into an Agreement and Plan of Merger, dated as of June 8, 2006, with RAIT Investment Trust, a Maryland real estate investment trust (“RAIT”), and RT Sub Inc., a Maryland corporation and a wholly-owned subsidiary of RAIT (the “Merger”). As a result of the proposed Merger, the Registrant does not currently intend to proceed with the public offering of its securities. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Kindly forward a copy of the order consenting to withdrawal of the Registration Statement to the undersigned. If you have any questions regarding the foregoing application for withdrawal, please call Kathleen L. Werner at Clifford Chance US LLP, outside counsel to the Registrant, at (212) 878-8526.

Very truly yours,

TABERNA REALTY FINANCE TRUST

By:	/s/ Raphael Licht
Name:	Raphael Licht
Title:	Chief Administrative Officer, Chief Legal Officer and Secretary